May 23, 2014

VIA COURIER AND EDGAR

Re:	Walter Energy, Inc.
Form 10-K for the Year Ended
December 31, 2013 Filed February 26, 2014
File No. 001-13711

Ms. Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010

Washington, D.C. 20549

Dear Ms. Jenkins:

We are writing in response to the comments set forth in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 12, 2014 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2013 of Walter Energy, Inc. (the “Company”), as filed by the Company on February 26, 2014. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment.  Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Continuing Operations, page 67

1.              We note that you list multiple factors that contributed to yearly changes in an income statement line item such as sales.  Please confirm to the staff that you will revise future filings to quantify the effect of each causal factor such as price changes and volume change to provide context to the narrative.

Response:  With respect to the Staff’s comment, we confirm that for future filings with the SEC we will quantify the material factors that contribute to yearly changes in our income statement line items such as price changes and volume changes to provide context within the narrative.

Year Ended December 31, 2013 as Compared to the Year Ended December 31, 2012, page 68

Segment Analysis, page 70

2.              In future filings, please revise to address the trend in the overall average coal sales price compared to your overall average cash cost per ton. It appears that margins have been negatively affected in the short and long term, and you may have to idle additional mines. Your revised disclosure should address how management views this trend as it relates to your future operations. See Securities Act Release No. 33-8350 (Dec. 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with a draft of your proposed disclosures.

Response:  With respect to the Staff’s comment, for future filings with the SEC we will address material trends in the overall average coal sales price compared to our overall average cash cost per ton.  These metrics were discussed and provided on a “by segment by coal type” basis within our quarterly earnings releases furnished to the SEC on Form 8-K. We will incorporate such general trends within our Form 10-K filings and discuss how management views such trends as they relate to our future operations.  Please see Exhibit 1 for the proposed draft disclosure that will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with the SEC.

Critical Accounting Policies and Estimates, page 86

3.   We note your disclosure of the volatility of coal prices and sensitivity analysis that a sustained 5% decrease would result in a potential impairment of coal reserves related to the Gauley Eagle Mine in the U.S. Operations segment and the Brule and Willow Creek Mines within the Canadian and U.K. Operations segment and natural gas reserves of Walter Black Warrior Basin. Please provide disclosure on the following:

a)             The amount of long-lived assets (mineral interests and property, plant and equipment) allocated to each of the mines that are at risk and the percentage by which fair value exceeded carrying value as of the date of the most recent test;

b)             A description of the methods and key assumptions used and how the key assumptions were determined;

c)              A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should be as specific as possible (e.g., the accuracy of past estimates or assumptions); and

d)       the factors that affect variability in the pricing assumptions.

Please provide us with a draft of your proposed disclosures.

Response:  During 2013, we determined that an indicator of impairment of our long-lived asset groups may exist and as a result we performed a recoverability analysis of all asset groups by comparing the book value of long-lived assets to undiscounted cash flows expected to result from the use and eventual disposition of the asset groups.  Based upon the results of the analysis, none of the asset groups was deemed to be not recoverable. The Gauley Eagle, Brule and Willow Creek mines and Walter Black Warrior Basin asset groups were the most at risk as a 5% sustained price decrease over and above the prices used in the recoverability test could indicate a potential future impairment of these asset groups.  As all asset groups were deemed recoverable, we did not determine the fair value of the asset groups as this step is not required.  With respect to the Staff’s comment, the carrying value and the percentage by which the undiscounted net cash flows exceeded carrying value for these asset groups as of December 31, 2013 is summarized below:

Asset (Asset Groups)	Carrying Value ($000’s)	Percentage by which the undiscounted net cash flows exceed carrying value
Gauley Eagle Mine	17,732	51%
Brule Mine	440,409	21%
Willow Creek Mine	443,686	9%
Walter Black Warrior Basin	179,794	42%

Although impairment was not recorded during the period, due to the results of our sensitivity analysis, we deemed it appropriate to provide disclosure that the value of the long-lived asset groups could potentially be impaired in the near term in accordance with FASB ASC 275-10-50-13 and 275-10-50-8 should a sustained 5% drop in pricing occur.  FASB ASC 275-10-50-13 states, “the requirements of paragraph 275-10-50-8 are applicable to long-lived assets whose value may become impaired in the near term (see Subtopic 360-10),” and FASB ASC 275-10-50-8 states, “disclosure regarding an estimate shall be made when known information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that both of the following criteria are met:  a. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.  b. The effect of the change would be material to the financial statements.”

For the reasons set forth above and in Exhibit 2 (where we address comments b), c) and d)), we respectfully submit that our current Form 10-K disclosure is correct and complete in all material respects and need not be amended.  However, if the conditions referred to in Exhibit 2 persist, we would propose to amend our future filings as set forth in Exhibit 2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 2—Summary of Significant Accounting Policies, page F-10

4.              We note that during the second quarter of 2013, you identified an immaterial cumulative error related to the mineral interest value of Western Coal Corp. We also note that you have corrected three separate financial statement item errors during the year ending December 31, 2013 which you have determined as immaterial to your previously reported amounts contained in your interim and annual reports. Please provide to us the following:

a)             The amount(s) and a full description of the nature of the error related to the mineral interest value of Western Coal Corp;

b)             an explanation of factors considered by management in determining that the effect of the $8.4 million or 11% reduction to depreciation and depletion expense and 9% benefit to pre-tax loss in the second quarter was not material to results of operations for the second quarter of 2013 or to any of the prior periods affected by this error;

c)              your criteria or policy for assessing an error as material. Please provide an explanation of the quantitative and qualitative factors considered by management in its conclusion that all three errors were not material to your financial statements for the year ended December 31, 2013 or any of the prior periods affected by these errors; and

d)             an explanation of how you considered the identification and correction of these errors in your evaluation of disclosure controls and procedures and internal controls over financial reporting as of the end of each related period, i.e., December 31, 2011, 2012, and 2013. In addition, tell us if the identification and correction of errors resulted in any changes to your internal controls that have materially affected, or is reasonably likely to affect materially, your internal control over financial reporting as of December 31, 2013.

Response:  With respect to the Staff’s comments, please see our response to each of the comments below:

a)             During our annual reconciliation of mineral interests depletion rates to the SEC reported reserves disclosed in Item 2 of our 2012 Form 10-K, it came to our attention that the proven and probable mineral interest tons for the West Virginia operations reported by Western Coal in its 2010 Annual Report were incorrectly described as run of mine (“ROM”), when in fact the tons reported by Western Coal were clean equivalent tons.  ROM coal must be processed through a preparation plant in order to remove waste material and convert the coal into saleable product.  In order to estimate the number of clean equivalent tons, a recovery factor must be applied to the ROM quantity.  Western Coal’s management misinterpreted the reserve report and believed that the quantities reported therein were ROM when, in fact, we later determined that the report was denominated in clean equivalent tons. Upon our acquisition of Western Coal in April 2011 and in connection with the purchase price allocation, we also initially treated the reserve data for West Virginia as ROM, based on Western’s interpretation of the report.  Accordingly, in our initial valuation of the mineral reserves, we incorrectly applied a recovery percentage to the tons in the reserve study, when in fact the reported tons were already clean equivalent tons and no adjustment was needed.

The effect of this error was to understate estimated fair value of the West Virginia entities’ mineral interests by approximately $6.8 million, net of $2.4 million deferred tax liabilities, which caused a $4.4 million overstatement of the amount assigned to residual goodwill.  The goodwill was fully impaired and written off in the third quarter of 2012 as part of a $1.1 billion goodwill charge, which we later determined was overstated by $4.4 million (less than 0.5% of the total charge).  From the April 2011 acquisition of Western Coal through the first quarter of 2013, depletion of the acquired mineral interests was recorded based on the units of production method using incorrect reserve tons from the purchase price allocation.  Because we used a lower number of tons in the denominator for the depletion calculations, our depletion expense for our West Virginia operations was overstated by $4.0 million for the post acquisition periods, of which $2.7 million related to 2011 and $1.3 million related to 2012.  In the second quarter of 2013, we recorded a cumulative error correction of $8.4 million ($4.4 million related to the goodwill overstatement and $4.0 million depletion expense overstatement) to correct the accumulated errors in the balance sheet through an adjustment to mineral interest depletion expense.

b)             In evaluating the materiality of the depletion error on our financial statements for the second quarter of 2013 and prior periods affected by the error, we considered SEC Staff Accounting Bulletin (“SAB”) No. 99 — Materiality and SEC SAB No. 108 — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  We considered all of the quantitative and qualitative factors included in the SEC staff’s guidance. We evaluated the quantitative factors under both the “iron curtain” method, which considers the impact of uncorrected misstatements on the balance sheet at the end of each period, and the “rollover method”, which considers the impact of uncorrected misstatements on the reported results of operations for each affected period.  Under both approaches, we determined the error described above was immaterial to the previously reported results of operations for 2011 and 2012 and the correction of the error was not material to the results for the full 2013 fiscal year or the second quarter of 2013.  In this regard, we generally assess materiality for purposes of our quantitative evaluation based on whether or not the error would be material to the full fiscal year, absent other factors.  In this instance, while the error correction resulted in a 11% reduction to depreciation and depletion expense and a 9% benefit to pre-tax loss in the second quarter, the impact for the full year was significantly less (2.7% of 2013 depreciation and depletion expense and 2.1% of the 2013 pre-tax loss).  We considered these amounts to be immaterial.

Given the steep decline in revenues and our significant losses in both 2012 and 2013, we also evaluate errors in relation to EBITDA or Adjusted EBITDA.  Considering our recent history of recurring losses, we believe that the readers of our financial statements, including our shareholders, analysts that follow our stock and our lenders, consider EBITDA or Adjusted EBITDA as key metrics to evaluate our performance.  The $8.4 million cumulative error correction to depletion is excluded from both EBITDA and Adjusted EBITDA, and therefore did not affect either of those important metrics.

From a balance sheet perspective, the $8.4 million understatement of mineral interests represents less than 0.3% of the $2.9 billion carrying value of mineral interests and an inconsequential percentage of our consolidated total assets.

The $8.4 million adjustment to depletion expense consisted of: (1) a $4.4 million reduction to the goodwill impairment charge that would have been recognized in the third quarter of 2012; and (2) overstated depletion expense of approximately $4.0 million, of which $2.7 million related to

2011 and $1.3 million related to 2012.  The goodwill impairment charge misstatement in 2012 was less than 0.5% of the total $1.1 billion charge, and the overstatement of depreciation and depletion expense was less than 0.5% and 1.2% of the related financial statement line items in 2012 and 2011, respectively.  Based on these quantitative factors, we did not believe that the effect of these uncorrected misstatements was material to our financial statements for 2012 or 2011.

We also considered qualitative factors, as follows:

•                  The error did not mask a change in earnings or other trends.  The financial statements continued to reflect a material downward trend and restatement of the previously reported amounts would not be viewed by a prudent person as overshadowing or reversing this trend.

•                  Correction of the error in 2013 did not hide a failure to meet analysts’ consensus expectations.  While the error does impact net income (loss) and earnings (loss) per share, the correction of the misstatement in the second quarter of 2013 or the lack of correcting the affected accounts in prior periods would not have changed the outcome of whether we missed or exceeded analyst expectations about our net loss, our net loss per share, EBITDA or Adjusted EBITDA.

•                  The correction of the error or lack thereof in prior periods did not change a net loss into income or vice versa.

•                  The correction of the error or lack thereof in prior periods did not affect compliance with regulatory requirements, contractual requirements or compliance with loan covenants.

•                  The correction of the error or lack thereof in prior periods did not impact management’s compensation.

•                  The correction of the error or lack thereof did not involve concealment of an unlawful transaction.

•                  The correction of the error would not lead to any market reaction.  As discussed above, the market’s primary focus is on reported EBITDA or Adjusted EBITDA due to the Company’s recent operating losses and liquidity considerations, and those metrics are not impacted by our decision to correct this error as the correction to depletion is excluded from both EBITDA and Adjusted EBITDA.

•                  The error was not an attempt to manage earnings as the error would have been beneficial to earnings if it had been booked properly in the prior periods.

c)              Consistent with the provisions of SAB No. 99 and SAB No. 108, we evaluate all identified misstatements considering both qualitative and quantitative factors.  We evaluate errors quantitatively on an individual and aggregate basis in relation to each individual financial statement line item affected; including subtotals and totals, in terms of absolute dollar amounts and as percentages of the reported amounts.  We perform a similar evaluation for EBITDA and/or Adjusted EBITDA. This evaluation is performed for each interim and annual period.  We present the results of our evaluation to our independent registered public accounting firm and to our Audit Committee when uncorrected misstatements are more than trivial.  However, as stated above, we generally evaluate materiality for purposes of misstatements of interim periods in relation to amounts that would be material to the full fiscal year, unless the errors impact the reported trend of earnings, EBITDA or Adjusted EBITDA.

We also evaluate uncorrected errors individually and in the aggregate from a qualitative perspective by considering each of the factors mentioned in b) above.  We performed this evaluation on a quarterly basis as well as for each year affected, and determined that on both a quantitative and qualitative basis individually and in the aggregate none of the identified misstatements, including the cumulative error correction recorded in the second quarter of 2013, were material to the current or prior periods.  We note the staff observed that we disclosed the correction of three separate errors during the year ended December 31, 2013.  In addition to the depletion expense error discussed in the preceding section, we corrected the classification of certain costs in our statement of operations, and we corrected a fourth quarter 2012 dividend declaration to charge the related dividends to additional paid in capital, rather than to retained earnings, because retained earnings were in a deficit position following the third quarter 2012 goodwill impairment charge.  Neither of these items affected measurement, operating results, EBITDA or Adjusted EBITDA.  Furthermore, we do not present a subtotal in our annual financial statements for gross margin; therefore the reclassification of certain costs from SG&A to costs of sales did not affect a subtotal in our statement of operations for operating income.  We did not consider either of these items to be material to any of the metrics that we believe are the most important to the users of our financial statements.

For purposes of our consideration of misstatements in the aggregate, we placed considerable weight on their effects on our reported results under the rollover method because the misstatements affected multiple periods.  We supplementally advise the staff that the net impact of all uncorrected misstatements under the rollover method (includes other individually insignificant items not disclosed) was a $2.1 million understatement of our net loss (6%) in Q2 2013, and a $6.1 million understatement of our net loss (1.7%) for the full year 2013, a 1.2% overstatement of our net loss from continuing operations in 2012, and a 2.5% overstatement of our net income for 2011.  The net impact of all uncorrected misstatements under the rollover method was 1.4%, 4.9% and 3.5% of Adjusted EBITDA for the years ended December 31, 2011, 2012 and 2013 respectively.  We considered all of these to be immaterial to each affected period on a quantitative basis.

We also considered the same qualitative factors described in the preceding section with respect to the aggregate uncorrected misstatements and reached the same conclusions with respect to those qualitative factors for each affected period.

d)             An evaluation was performed under the supervision and with the participation of management as to the effectiveness of our disclosure controls and procedures where we assessed the effectiveness of our internal controls over financial reporting for each period, which included the consideration of the identification and correction of these errors.  We believe that we have designed appropriate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes.  We have evaluated the control deficiencies related to the three items mentioned in the staff’s comments as follows.

Depletion Expense Error

The initial error that lead to the cumulative error correction in the second quarter of 2013 can be traced to a misinterpretation of the data in a reserve study by former Western Coal employees, which we erroneously relied on, and subsequently detected in the course of performing our own control activities (reconciliation of our reserve disclosures to the depletion calculations).  We believe that our internal controls as designed and implemented were appropriate because the Western Coal personnel, including professional engineers, that we relied on to help us interpret the reserve data had appropriate credentials and expertise in the preparation and review of reserve studies.  Therefore, we believe that our controls were designed and executed appropriately to achieve reasonable (not absolute) assurance that the purchase price allocation was fairly stated.  We have not executed any acquisitions since 2011, and therefore this particular misstatement could not have occurred again since 2011.  Accordingly, it had no impact on our internal control over financial reporting in 2012 or 2013 because a similar error could not have occurred in those years.  When we detected the error in the initial purchase price valuation, we investigated all of the other reserve reports used in the valuation of mineral interests to ensure that a similar error did not occur with respect to any other acquired mineral interests in that transaction, and found none.  The control exception (which we believe to be our failure to initially detect a misinterpretation of the data in a reserve report by management of an acquired business) only applied to the West Virginia mine, which was a relatively small part of the acquired mineral interests.  Likewise, the annual depletion expense for this particular mine would not be material to any annual or quarterly reporting period based on our mine plans.  Furthermore, because we identified the error and corrected it in 2013, there was not a control deficiency or exception that occurred in 2013 and any deficiency related to this matter had no impact on our evaluation of our internal control over financial reporting for 2013.  Based on these considerations, we do not believe that our failure to detect the error in the initial purchase price allocation was a material weakness in internal control over financial reporting as of the end of 2011, 2012 or 2013. Going forward, we will re-validate the unit of measure (i.e., ROM vs. “clean equivalent” tons) in all reserve reports that are used in preparing purchase price allocations, the same as we have now done for the 2011 Western Coal acquisition. We did not consider this to be a material change in our internal control over financial reporting in 2013 because that was the first occasion where we needed to reconcile our unit of production calculations to the mineral reserve disclosures in our Annual Report on Form 10-K following the finalization of the Western Coal purchase allocation in 2012.

Cost of Sales Reclassification

In the first quarter of 2013, it came to our attention that nearly all subsidiary level administrative costs were being recorded as selling, general and administrative costs. After review, we determined that many of these costs should have been recorded as inventory overhead costs since they directly relate to production decisions and support services provided to the individual mine or operation in which the personnel are assigned. The change was, at least in part, driven by the Company’s changes to the organizational structure, which began at the end of 2011, changes in management (i.e. CEO, CFO), and the acquisition of Western Coal. We believe that our internal controls as designed and implemented were appropriate through the third quarter of 2011 as we believe these costs were being appropriately accounted for based on the organizational structure of the Company.  The Company continued to integrate Western Coal through the end of 2012.  Beginning in 2013, based upon the new organizational structure of the Company, the Company analyzed selling, general and administrative costs and determined that there was an error in 2011 and 2012 financial statements as some overhead costs were being charged as selling, general, and administrative costs rather than cost of sales.  During the first quarter of 2013, the Company identified the error and made the correction prospectively.

Furthermore, in considering the materiality of the classification error in our previously issued financial statements, we assessed materiality quantitatively and qualitatively.  We evaluated the control deficiency, considering how big the error could have grown. The impact of the error on the Consolidated Statements of Operations, had we retrospectively applied the reclassification for 2012 and 2011, was less than 1.75% of costs of sales and also less than 0.20% of operating income in all periods. We further note that our annual consolidated financial statements do not display a subtotal for gross margin. From a qualitative standpoint, we do not believe the deficiency would have grown to the level of a material weakness.  The error was between two expense line items on the income statement (selling, general, and administrative, and cost of sales) and the reclassification did not rise to the level of a material weakness individually or in the aggregate. Accordingly, we did not consider the cause of this error to be a material weakness and we do not believe that a prudent official with full knowledge of the facts and circumstances would conclude this was a material weakness in 2012 or 2011.  In 2013, the error was detected and corrected and therefore was remediated during the first quarter.

Dividend Reclassification from Retained Earnings to Capital in Excess of Par Value

The error that lead to the reclassification of dividends declared in the fourth quarter of 2012 from retained earnings to capital in excess of par was due to the Company being in an accumulated deficit position for the first time in the fourth quarter of 2012 and not considering this in recording the fourth quarter 2012 dividend entry.  The Company had not previously been in an accumulated deficit position.  This error was detected and corrected in the following quarter.  This error could not have occurred prior to the third quarter of 2012 because the Company was not in an accumulated deficit position and therefore it had no impact on our evaluation of internal control over financial reporting for 2011.  Furthermore, this error only required a reclassification of dividends between two components of stockholders’ equity and did not affect stockholders’ equity in total or any other line item, subtotal or key metric.  For 2012, the maximum potential error was the amount of the fourth quarter dividend declaration, which was quantitatively and qualitatively not material to our consolidated financial statements.  Accordingly, we did not consider the cause of this error to be a material weakness and we do not believe that a prudent official with full knowledge of the facts and circumstances would conclude this was a material weakness in 2012.  In 2013, the error was detected and corrected and therefore was remediated at the end of the period.

For the reasons described above, we continue to believe that there were no material weaknesses in our internal control over financial reporting and that our disclosures in Item 9A. Controls and Procedures within our Form 10-K for the years ended December 31, 2013, 2012 and 2011 remain appropriate.

Note 24-Supplemental Guarantor and Non-Guarantor Financial Information, page F-55

5.              Your disclosure regarding your guarantor subsidiaries indicates that they are wholly- owned subsidiaries that have on full, unconditional and joint and several bases guaranteed the Senior Notes. Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Tell us and revise your disclosure in future filings to state whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response:  With respect to the Staff’s comments, each of the subsidiary guarantors is 100% owned by the parent issuer.  We will revise our disclosure in future filings to clarify that the subsidiary guarantors are 100% owned by the parent issuer in accordance with Rule 3-10(h) of Regulation S-X.

In conclusion, we would like to confirm to the Staff that the Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (at 205-745-2656) with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Kevin M. Harrigan
Kevin M. Harrigan
Chief Accounting Officer

cc:                                Securities and Exchange Commission

Joanna Lam, Esq.

Nasreen Mohammed, Esq.

Walter Energy, Inc.

Walter Scheller, Chief Executive Officer

Bill Harvey, Chief Financial Officer

Earl Doppelt, Executive Vice President, General Counsel and Secretary

Simpson Thacher & Bartlett LLP

Peter Gordon, Esq.

Risë Norman, Esq.

EXHIBIT 1

Year Ended December 31, 2013 as Compared to the Year Ended December 31, 2012, page 68, Segment Analysis, page 70

Year Ended December 31, 2013 as Compared to the Year Ended December 31, 2012, page 68

Consolidated gross margin percentage, calculated as consolidated revenues less consolidated cost of coal sales, exclusive of depreciation and depletion, divided by consolidated revenues, was 16.2% for the twelve months ended December 31, 2013 compared to 25.1% in the prior year period. Consolidated gross margin percentage for our U.S. Operations and Canadian and U.K. Operations was 24.7% and (5.1)%, respectively, for the twelve months ended December 31, 2013 compared to 33.3% and 3.9% in the prior year period.

The decrease in margins within our U.S. Operations and Canadian and U.K. Operations primarily reflects the short-term deterioration in metallurgical coal market conditions.  As a result, we have curtailed, and in some cases idled, higher-cost and lower-quality mines.  We will continue to monitor margins within all of our operations and will continue to idle operations that are not economic under current conditions.

Segment Analysis, page 70

U.S. Operations

Consolidated metallurgical coal margin per ton, calculated as average consolidated metallurgical coal selling price per ton less average consolidated cost of metallurgical coal sales per ton, was $42.53 and $78.24, respectively, for the twelve months ended December 31, 2013 and 2012.  While margins within our U.S. Operations have decreased in the short-term, we believe global metallurgical coal demand will continue to grow modestly with global steel demand in the long-term.  At current prices, we believe a significant portion of global metallurgical coal production is uneconomic and, if the current prices were to continue, additional idling would be expected and help balance supply and demand.  We will continue to monitor the margins within our U.S. Operations and will idle operations that are not economic under current market conditions.

Canadian and U.K. Operations

Consolidated metallurgical coal margin per ton, calculated as average consolidated metallurgical coal selling price per ton less average consolidated cost of metallurgical coal sales per ton, was $(7.13) and $6.25, respectively, for the twelve months ended December 31, 2013 and 2012.  Our margins within our Canadian and U.K. Operations in the short-term remain under pressure. As a result, we have responded to the short-term deterioration in market conditions by curtailing, and in some cases idling, higher-cost and lower-quality coal mines.  We believe the long-term demand for metallurgical and low-volatile PCI coal within our Canadian and U.K. Operations to be strong as industry projections indicate that global steel making will continue to require increasing amounts of high quality metallurgical coal.  We will continue to monitor the margins within our Canadian and U.K. Operations and will continue to curtail or idle operations that are not economic under current market conditions.

EXHIBIT 2

Critical Accounting Policies and Estimates, page 86

Accounting for the Impairment of Long-Lived Assets

Mineral interests, property, plant and equipment and other long-lived assets are reviewed for potential impairment annually or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that indicate possible impairment and, if so, assessing whether the asset net book values are recoverable from estimated future undiscounted cash flows. Testing long-lived assets for impairment after indicators of impairment have been identified is a two-step process.  Step one compares the net undiscounted cash flows of an asset group to its carrying value.  If the carrying value of an asset group exceeds the net undiscounted cash flows of that asset group, step two is performed whereby the fair value of the asset groups is estimated and compared to its carrying amount. The actual amount of an impairment loss to be recorded, if any, is equal to the amount by which the asset’s net book value exceeds its fair market value. Fair market value is generally based on the present values of estimated future cash flows in the absence of quoted market prices. The Company’s estimates of future undiscounted cash flows are based on assumptions including third party global long-term pricing forecasts for each product, anticipated production volumes based on internal and external engineering estimates, capital spending, and mine operating costs for the life of mine or estimated useful life of the asset. The estimates of cost to produce include labor, fuel, explosives, supplies and similar other major components of mining or gas costs. Due to market volatility associated with the global coal supply and demand as well as actual mine operating conditions experienced in the years being forecasted, it is possible that the estimate of undiscounted cash flows may change in the near term resulting in a potential need to write down the related assets to fair value, in particular the assets associated with purchased coal reserves.  The undiscounted cash flows are dependent upon a number of significant management estimates about future performance and changes in any of these assumptions could materially impact the estimated undiscounted cash flows of our asset groups.  The primary uncertainty however pertains to future sales prices. The uncertainty and variability in pricing are described in “Item 1A. Risk Factors” in Part I and the uncertainty and variability surrounding coal reserves are disclosed within this section under “Coal Reserves.”

With the exception of the Alabama North River Mine, which closed earlier than initially anticipated, no long-lived asset impairments resulted from the 2013 review. The Company recognized asset impairment charges of approximately $8.0 million for the year ended December 31, 2013 related to the closure of the Alabama North River Mine. However, as mentioned above, global metallurgical coal pricing is volatile. In light of this volatility, the Company performed a sensitivity analysis and noted that a sustained price decrease of 5% over and above the prices used in the analysis through the life of all its mines would result in a potential impairment of coal reserves related to the Gauley Eagle Mine in the U.S. Operations segment and the Brule and Willow Creek Mines within the Canadian and U.K. Operations segment and natural gas reserves of Walter Black Warrior Basin.

For the year ended December 31, 2012, the Company recognized impairment charges relating to our decision to indefinitely abandon a natural gas exploration project in the U.S. Operations segment and the write-off of certain property, plant and equipment ~~asset impairment charges related to the impairment of property, plant and equipment~~ at the Aberpergwm mine in the Canadian and U.K. Operations segment as carrying values of certain asset groups exceeded their fair value. See Note 5 of “Notes to Consolidated Financial Statements.”